SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC takes 5% direct shareholding in Meralco through acquisition from Beacon Electric”.

Exhibit 1

June 24, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

Attached is a Press Release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC takes 5% direct shareholding in Meralco through acquisition from Beacon Electric”.

PCEV is a 99.84% owned subsidiary of Smart Communications, Inc. which is a wholly owned subsidiary of PLDT. PCEV is a holding company whose primary asset is its holding in Meralco, now indirectly held through Beacon Electric.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

June 24, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a Press Release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC takes 5% direct shareholding in Meralco through acquisition from Beacon Electric”.

PCEV is a 99.84% owned subsidiary of Smart Communications, Inc. which is a wholly owned subsidiary of PLDT. PCEV is a holding company whose primary asset is its holding in Meralco, now indirectly held through Beacon Electric.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,963 As of May 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 24, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached is a Press Release of PLDT Communications and Energy Ventures, Inc. (“PCEV”) captioned “MPIC takes 5% direct shareholding in Meralco through acquisition from Beacon Electric”.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

June 24, 2014

PRESSRELEASE

MPIC takes 5% direct shareholding in Meralco through acquisition from Beacon Electric

MANILA, Philippines, 24 June 2014 – PLDT Communications and Energy Ventures, Inc (“PCEV”) today announced that Beacon Electric Asset Holdings Inc. (“Beacon”), a special purpose company jointly owned by PCEV and Metro Pacific Investments Corp (“MPIC”), will sell 56.35 million shares, comprising approximately 5%, in Manila Electric Company (“Meralco”), to MPIC at a price of Pesos 235 per share for an aggregate consideration of Pesos 13.24 billion. The consideration payable by MPIC to Beacon will be settled as to P3.0 billion immediately and the balance on or before February 2015.

Upon completion, PCEV’s interest in Meralco will be reduced to an effective interest of 22.48%. MPIC will own 5% in Meralco directly and, through Beacon, a further 22.48% thereby taking its effective interest in Meralco to 27.48%. There will be no change in the aggregate, joint interest of MPIC and Beacon in Meralco which remains at 49.96%.

“The PLDT group regularly reviews its portfolio of businesses and we saw this as an opportunity for PLDT to realize an attractive return while maintaining its strong partnership with MPIC in a key investment. Meralco continues to be an important component of our strategic assets with a stable dividend yield and good prospects for growth,” stated Napoleon L Nazareno, PCEV Chairman and PLDT CEO.

PCEV is a holding company owned 99.84% by Smart Communications, Inc., whose primary asset is its holding in Meralco, now held indirectly through Beacon.

******** *******

For further information please contact:

Deborah Anne N Tan
Corporate Information Officer
dntan@smart.com.ph
+632 5116121

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 24, 2014